David W. Bernstein +1 212 813 8808 DavidBernstein@goodwinlaw.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

January 3, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Lennar Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed December 26, 2017 File No. 333-221738

Dear Ms. Long:

This letter is being submitted on behalf of Lennar Corporation (the “Company” or “Lennar”) to describe the changes to Registration Statement on Form S-4, File No. 333-221738 (the “Registration Statement”) made in Amendment No. 2 to the Registration Statement, and information or materials being provided, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 3, 2018 addressed to Mark Sustana.

For your convenience, each of the Staff’s numbered comments has been set forth in italics, and the response to each comment appears immediately after the comment.

General

1.    On your consolidated statements of operations and comprehensive income on page 68 of your Form 10-K, as well as on the statements included in subsequent Forms 10-Q, you refer to the total of net earnings and other comprehensive income as “other comprehensive income.” It appears this line item would be more appropriately captioned “total comprehensive income” or “comprehensive income,” as presented in ASC 220-10-55-7. Please revise accordingly.

January 3, 2018

RESPONSE:

In future filings, including the Report on Form 10-K for the year ended November 30, 2017, Lennar will caption the line item “total comprehensive income.”

Summary

Certain U.S. Federal Income Tax Considerations (See Page 69), page 6

2.    We note your response to comment 14 of our letter dated December 19, 2017. Please revise your disclosure here to remove reliance on assumptions that the merger will qualify as a reorganization. In that regard, we note your revisions to pages xii and 70.

RESPONSE:

The lead in to the statement on page 6 has been revised to say “The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and, in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part, CalAtlantic’s tax counsel, Gibson Dunn, has rendered its tax opinion to CalAtlantic. It is the opinion of Gibson Dunn that subject to the qualifications and assumptions described in the section captioned “Certain U.S. Federal Income Tax Considerations” below, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Based on that opinion, in the Merger, a CalAtlantic stockholder generally: . . .”

Background to the Merger, page 35

3.    We note your response to comment 7 in our letter dated December 19, 2017. Please be aware that the requirement to disclose the information required by Item 1015(b)(6) of Regulation M-A is not limited to situations in which a report, opinion or appraisal was presented in connection with a fairness opinion. Rather, if a report, opinion or appraisal materially relates to the transaction, has been received from an outside party and is referred to in the prospectus, then information required by Item 1015(b) is required. Please see Item 4(b) of Form S-4. Please clarify whether it is your position that the valuation analysis is not a report, opinion, or appraisal, and/or whether you mean that the information was included in or was not materially different from the report given to the board in the presentation that accompanied delivery of the fairness opinion. Alternatively, please revise to include the information required by Item 1015(b).

January 3, 2018

RESPONSE:

It is the position of CalAtlantic that the preliminary valuation analyses were not a report, opinion, or appraisal.

Certain U.S. Federal Income Tax Considerations, page 69

Tax Opinion, page 70

4.    Disclosure on page 70 indicates that the discussion of tax consequences that appears in the proxy statement/prospectus is based on an opinion of Gibson Dunn that has yet to be delivered, and that will be dated as of the closing date. Please revise to clarify that the discussion is based on the opinion of Gibson Dunn, dated December 22, 2017, that you have received and filed as an exhibit to the registration statement. Please also revise the Q&A on page xii entitled “What are the tax consequences of the Merger?” and any similar disclosures elsewhere in the proxy statement/prospectus.

RESPONSE:

The references on pages xii and 70 to the opinion of tax counsel have been changed to clarify that, in connection with the filing of the registration statement of which this proxy statement/prospectus is a part, CalAtlantic has received an opinion from tax counsel.

Exhibit 8.1

5.    Counsel’s opinion should cover all of the tax consequences to stockholders that are described in the prospectus. We note that the opinion filed as Exhibit 8.1 only addresses qualification as a reorganization under Section 368(a) of the Code. It does not describe the tax consequences to stockholders that follow and that are described in the prospectus and are stated to be based on counsel’s opinion. As noted in comment 15 of our letter dated December 19, 2017, counsel may provide a “short form” opinion stating that the discussion in the prospectus constitutes its opinion. If counsel provides a short form opinion, the company should also revise the disclosure to clearly state that the discussion constitutes counsel’s opinion.

RESPONSE:

The opinion filed as Exhibit 8.1 has been revised to contain a “short form” opinion stating that the discussion in the joint proxy statement/prospectus under the caption “Certain U.S. Federal Income Tax Considerations,” to the extent it constitutes descriptions of legal matters or legal conclusions, is accurate in all material respects.

*****

January 3, 2018

The undersigned, on behalf of Lennar, acknowledges that:

•	Lennar and its management is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lennar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning anything that is said above or about anything else relating to the Registration Statement, please contact the undersigned by phone at 212-813-8808 or by email at davidbernstein@goodwinlaw.com., or contact Mark Sustana, the General Counsel and Secretary of Lennar, at 305-229-6584 or by email at mark.sustana@lennar.com.

Very truly yours,

/s/ David W. Bernstein

David W. Bernstein

cc:    Mark Sustana